SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                          Odyssey Pictures Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   676121 10 6
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                                 (CUSIP Number)


                             Howard J. Kerker, P.C.
                         600 Madison Avenue, 25th Floor
                            New York, New York 10022
                                  212-758-0700
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 19, 1998
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
---------------------
CUSIP NO. 676121 10 6
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1) Name of Reporting Persons/S.S. or I.R.S. Identification
   Nos. of Above Persons.

         Stephen R. Greenwald

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2)       Check the Appropriate Row if a Member of a Group: a) [ ]
                                                           b) [ ]
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3) SEC Use Only

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4) Source of Funds
         OO

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5) Check Box if Disclosure  of Legal  Proceedings  is Required  Pursuant to Item
   2(d) or 2(e) [ ]

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6) Citizenship or Place of Organization

         United States Citizen

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     Number of                               7)  Sole Voting Power
     Shares                                          648,725
                                             -----------------------------------

     Beneficially                            8)  Shared Voting Power
     Owned by                                          -0-
                                             -----------------------------------

     Each Reporting                          9)  Sole Dispositive Power
     Person With                                     648,725
                                             -----------------------------------

                                            10) Shared Dispositive Power
                                                       -0-
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11) Aggregate Amount Beneficially Owned by Reporting Person
         648,725
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12) Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares           [ ]
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13) Percent of Class Represented by Amount in Row (11)
          8.8%
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14) Type of Reporting Person
          IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
-----------------------------
         Common  Stock,   par  value  $.01  per  share,   of  Odyssey   Pictures
Corporation, 1601 Elm Street, Suite 4000, Dallas, Texas 75201.


Item 2.  Identity and Background.
--------------------------------
         (a)      Stephen R. Greenwald

         (b) c/o Herbst & Greenwald LLP, 380 Lexington Ave., New York, New York 10168

         (c) Managing Director, Odyssey Pictures Corporation; Partner, Herbst & Greenwald LLP, 380 Lexington Avenue, New York,
                  New York 10168.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------
     On November 19, 1998, the reporting person converted $44,968 of deferred compensation notes of the issuer into 145,058 shares of Common Stock at a conversion price of $.31 per share.


Item 4.  Purpose of Transaction.
--------------------------------
     The purpose of the transaction was to convert a debt obligation of the issuer into equity securities of the issuer.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------
     (a) 648,725 shares beneficially owned (including presently exercisable options to purchase 375,000 shares of common stock), representing 8.8% of class.

     (b) Reporting person has sole power to vote and dispose of the shares referred to in (a); no other person shares voting or dispositive power with respect to such shares.

     (c) See Item 3.

     (d) Not applicable.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
-----------------------------------------------------------------
         Not Applicable


Item 7.  Material to be Filed as Exhibits.
------------------------------------------
         Not Applicable.


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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                             January 19, 1999
                                             ----------------
                                                  (Date)


                                             /s/ Stephen R. Greenwald
                                             ------------------------
                                                  (Signature)


                                             Stephen R. Greenwald
                                             --------------------
                                               (Name and Title)










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